UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. __)*

LIN MEDIA LLC
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
532771102
(CUSIP Number)
January 16, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)
__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	532771102	13G
1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,153,403

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,153,403

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,153,403

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

6.3% 1

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.
1 The percentage used above is calculated based on 33,980,943 outstanding Class A Common Shares as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed on November 12, 2013.

CUSIP NO.	532771102	13G
1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners (MM), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

57,252

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

57,252

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,252

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

0.2% 1

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.
1 The percentage used above is calculated based on 33,980,943 outstanding Class A Common Shares as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed on November 12, 2013.

CUSIP NO.	532771102	13G
1		NAMES OF REPORTING PERSONS

MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,210,655

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,210,655

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,655

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

6.5% 1

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.
1 The percentage used above is calculated based on 33,980,943 outstanding Class A Common Shares as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed on November 12, 2013.

Item 1(a)	Name of Issuer:

The name of the issuer is LIN Media LLC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at One West Exchange Street, Suite 5A, Providence, Rhode Island 02903.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MSD Torchlight Partners, L.P. (“MSD Torchlight”), MSD Torchlight Partners (MM), L.P. (“MSD Torchlight (MM)”) and MSDC Management, L.P. (“MSDC” and, together with MSD Torchlight and MSD Torchlight (MM), the “Reporting Persons”). MSD Torchlight is the direct owner of 2,153,403 shares of Class A Common Shares (“Class A Shares”) covered by this statement. MSD Torchlight (MM) is the direct owner of 57,252 shares of Class A Shares covered by this statement. MSDC is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Torchlight and MSD Torchlight (MM). MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSDC. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSDC GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 27, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Torchlight Partners, L.P. and MSDC Management, L.P. is 645 Fifth Avenue, 21st Floor, New York, New York 10022. The address of the principal business office of MSD Torchlight Partners (MM), L.P. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c)	Citizenship:

MSD Torchlight Partners, L.P. is organized as a limited partnership under the laws of the State of Delaware. MSDC Management, L.P. is organized as a limited partnership under the laws of the State of Delaware. MSD Torchlight Partners (MM), L.P. is a limited partnership organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Class A Common Shares.

Item 2(e)	CUSIP No.:

532771102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

A.	MSD Torchlight Partners, L.P.

	(a)	Amount beneficially owned:	2,153,403

	(b)	Percent of class:	6.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,153,403

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,153,403

B.	MSD Torchlight Partners (MM), L.P.

	(a)	Amount beneficially owned:	57,252

	(b)	Percent of class:	0.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	57,252

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	57,252

C.	MSDC Management, L.P.

	(a)	Amount beneficially owned:	2,210,655

	(b)	Percent of class:	6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,210,655

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,210,655

D.	MSDC Management (GP), L.P.

	(a)	Amount beneficially owned:	2,210,655

	(b)	Percent of class:	6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,210,655

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,210,655

E.	Glenn R. Fuhman

	(a)	Amount beneficially owned:	2,210,655

	(b)	Percent of class:	6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,210,655

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,210,655

F.	John C. Phelan

	(a)	Amount beneficially owned:	2,210,655

	(b)	Percent of class:	6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,210,655

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,210,655

G.	Marc R. Lisker

	(a)	Amount beneficially owned:	2,210,655

	(b)	Percent of class:	6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	2,210,655

		(iii)	Sole power to dispose or direct the disposition:	-0-

		(iv)	Shared power to dispose or direct the disposition:	2,210,655

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2014

MSDC Management, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners (MM), L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 27, 2014

MSDC Management, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners (MM), L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager